SEC FILE NUMBER
001-40326
CUSIP NUMBER
90089L108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 N/A

PART I — REGISTRANT INFORMATION
TuSimple Holdings Inc.
Full Name of Registrant
Tusimple (Cayman) Ltd.
Former Name if Applicable
9191 Towne Centre Drive, Suite 600
Address of Principal Executive Office (Street and Number)
San Diego, CA 92122
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TuSimple Holdings Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Form 10-Q”) by the prescribed due date, because the Company requires additional time to finalize the Form 10-Q in light of the Company’s recent engagement of a new independent registered public accounting firm for the fiscal year ending December 31, 2022, as previously disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2023.

As previously disclosed in the Company’s Current Report on Form 8-K filed with the SEC on July 10, 2023, the Company received a notice dated July 6, 2023 from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based on the plan of compliance presented by the Company at its hearing before the Nasdaq Hearings Panel (the “Panel”) on June 22, 2023, the Panel granted the Company’s request for continued listing on Nasdaq. The Panel granted the Company an extension until September 30, 2023 (the “Compliance Date”) to file with the SEC its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022, its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, its Quarterly Report on Form 10-Q for the fiscal quarter ended March

31, 2023 and its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Delayed Reports”), subject to specified deadlines for each Delayed Report.
On July 17, 2023, the Company filed with the SEC its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022. The Company intends to file the other Delayed Reports as soon as practicable and on or before the Compliance Date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Eric Tapia	(619)	916-3144
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the fiscal year ended December 31, 2022
Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
For the reasons set forth in Part III above, the Company is still in the process of preparing the Delayed Reports, except for its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022, which was filed with the SEC on July 17, 2023. In addition, information regarding the results of operations for the quarterly period ended June 30, 2023 will not be finalized until after the Company has completed its financial reporting processes for the outstanding Delayed Reports.
This report contains forward-looking statements, including statements regarding the Company’s expected financial results. These statements are based on current expectations as of the date of this report and involve a number of risks and uncertainties, which may cause results to differ materially from those indicated by these forward-looking statements. Many important factors could cause actual future events to differ materially from the forward-looking statements in this report, including but not limited to those related to the Company’s ability to complete the Delayed Reports within the anticipated time period, the Company’s ability to regain compliance with Nasdaq listing standards, the Company’s restructuring plan including potential cost-savings, autonomous driving being an emerging technology, the development of the Company’s technologies and products, the Company’s limited operating history in a new market, the regulations governing autonomous vehicles, changes in the Company’s board of directors and senior management, the Company’s dependence on its senior management team, the Company’s reliance on third-party suppliers, the Company’s potential product liability or warranty claims, the protection of the Company’s intellectual property, the Company’s involvement in securities class action litigation and in government or regulatory investigations, inquiries and actions, and the Company’s plan to seek strategic alternatives for its U.S. business. Moreover, the Company operates in a competitive and rapidly changing environment, and new risks may emerge from time to time. The foregoing list of factors is not exhaustive.
You should carefully consider the foregoing factors and the other risks and uncertainties described under the caption “Risk Factors” in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022, filed with the SEC on July 17, 2023, and the Company’s other filings with the SEC. These SEC filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. We do not give any assurance that we will achieve our expectations.

TuSimple Holdings Inc.
(Name of Registrant as Specified in the Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Eric Tapia
Name: Eric Tapia
Title: Chief Financial Officer
Date: August 9, 2023